                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 Amendment No. 1

                  General Form For Registration of Securities
                        of Small Business Issuers Under
                            Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                                  DynCom Inc.
                                  -----------
       (Exact Name of Small Business Issuer as specified in its charter)


                 Colorado                            84-1432066
               ---------------                --------------------------
               (State or other                (IRS Employer File Number)
               jurisdiction of
               incorporation)

                    2301 Research Blvd., Suite 203
                        Fort Collins, Colorado              80526-1825
               ----------------------------------------     ----------
               (Address of principal executive offices)     (zip code)


                                 (970) 416-0001
                                 --------------
              (Registrant's telephone number, including area code)

       Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      None

       Securities to be Registered Pursuant to Section 12(g) of the Act:

                      Common Stock, no par value per share

                                     PART I

References in this document to "us," "we," "our" or "the Company" refer to DynCom Inc.

         RISK FACTORS

         The ownership and investment in our securities involve substantial risks, which are summarized below. Prospective investors should carefully consider these risks relating to our Company.

         NEWLY-FORMED COMPANY. Our Company was formed on July 2, 1997. Since beginning operations, we have operated at a loss. Nevertheless, we have not engaged in any substantial business activity over a sustained period of time, and thus cannot be said to have a successful operating history. We expect to incur losses in the near future. Further, we are likely to experience undercapitalization shortages, setbacks and other risks common to emerging businesses. We cannot give any assurance that we will ever be profitable. In our most recent audit, our auditors questioned our ability to continue as a going concern.

         NEED FOR ADDITIONAL FINANCING. For the foreseeable future, we expect to rely principally upon our cash flow. We cannot guarantee the success of this plan. We believe that, from time to time, we may have to obtain additional financing in order to conduct our business in a manner consistent with our proposed operations. There can be no guaranty that additional funds will be available when, and if, needed. If we are unable to obtain such financing, or if the terms thereof are too costly, we may be forced to curtail proposed expansion of operations until such time as alternative financing may be arranged, which could have a materially adverse impact on our operations and our shareholders' investment. At the present time, we have no definitive plans for additional financing.

         POTENTIAL INABILITY TO CONDUCT SUCCESSFUL OPERATIONS. The results of our operations will depend, among other things, upon our ability to develop and to market our technology products. Further, it is possible that our proposed operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some known by us, some unknown, and some which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity and might cause the investment of our shareholders to be impaired or lost.

         START-UP COMPANY-INHERENTLY RISKY-COMPETITION. Because we are a start-up company with limited history, our operations will be extremely competitive and subject to numerous risks. The technology business is highly competitive with many companies having access to the same market. Substantially all of them have greater financial resources and longer operating histories than we do and can be expected to compete within the businesses in which we engage and intend to engage. There can be no assurance that we will have the necessary resources to be competitive. We are subject to risks, which are common to start-up companies. Therefore, investors should consider an investment in us to be an extremely risky venture.

         DEPENDENCE UPON TECHNOLOGY. We are operating in a business which requires extensive and continuing research efforts. There can be no assurance that new products will not render our products obsolete at some time in the future. In addition, there can be no guarantee that we will be able to protect our technology from being copied or infringed upon. Therefore, there are no assurances that we will ever be able to obtain and to maintain a profitable position in the marketplace.

         SUCCESS DEPENDENT UPON MANAGEMENT. Our success is dependent upon the decision-making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business. The loss of any or all of these individuals could have a materially adverse impact on our operations. We have no employment agreement with any individuals and have not obtained key man life insurance on the lives of any of these individuals.

         ITEM 1.  DESCRIPTION OF BUSINESS.

         (a) General Development of Business

         We are a Colorado corporation. Our principal business address is 2301 Research Boulevard, Suite 203, Fort Collins, Colorado 80526-1825.

         We were incorporated under the laws of the State of Colorado on July 2, 1997 as Dynamic Commerce, Inc. We restated our Articles of Incorporation on June 10, 1999, and changed our name at that time to DynCom Inc. We have begun limited operations with a focus on "smart technology"-oriented products and services that address specific needs of our current and prospective clients. Our stated purposes include providing: network and Internet-based electronic solutions with an emphasis on commerce applications, smart card and smart chip technology solutions, technology-oriented solutions for business, professional, healthcare, and other environments susceptible of benefitting from these applications of technology, and consulting services.

         We have not been subject to any bankruptcy, receivership or similar proceeding.

         (b) Narrative Description of the Business

         General

         We have had limited operations since inception. We are in the development stage. No independent market surveys have ever been conducted to determine demand for our current and projected products and services. We have never been profitable. Our fiscal year-end is December 31.

         Organization

         We are comprised of one corporation with no subsidiaries or parent entities.

         We are filing this Form 10-SB on a voluntary basis because we plan to engage in equity and/or debt financing in the foreseeable future and believe that our fund-raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act"). We have no plans in the foreseeable future, under any circumstances, to terminate our registration under the 1934 Act.

         (c) Operations

         Current Operations

         We began limited operations in July 1997 with a focus on Internet-oriented products and services to address specific client needs. During this period, we entered short-term, task specific contracts that complemented our long-term strategy and generated a modest cash flow. We provided web hosting, web design and construction, design of online catalogs, design of on-line shopping carts, programming, registration forms, and database design and construction. We also currently provide telecommunications services to two clients located in the same office complex, the income from which has the effect of modestly reducing our costs of operations.

         Proposed Operations

         Our initial operations will focus on the "smart technologies" industry. The smart technologies industry is comprised of devices that incorporate a computer chip, or memory chip, or both; an example is smart cards. We are in the process of developing our smart technologies products. Our principal products under development are: the "Black Box;" the EquinePassport(TM); GamingPassport(TM). We are also in the process of developing a smart technologies Innovation Laboratory, a smart technologies industry "Market Maker" business-to-business ("B2B") e-commerce website (IQ2U(TM)), and one or more unnamed products to be derived from Active Pixel Sensor Technology. Our primary focus for the foreseeable future will be on the development and marketing of our products, our Innovation Laboratory and our B2B e-commerce website, all of which center on the smart technologies industry.

         An essential component of smart technology is a smart device or smart card. A smart device or smart card is a key to a lock. All of our products will incorporate either a smart device, a smart card, or both. A smart card may be the size and shape of a credit card with at least an embedded memory chip. Some smart cards are smarter than others. An "intelligent" smart card contains one or more central processing units (CPU) that offers a read/write capability, allowing information to be added or deleted, and can do programmed tasks. A memory smart card stores information only and lacks the processing power of the CPU-enabled smart card. The memory smart card is used primarily for information storage such as stored value, which the user can spend as needed. An important feature of both cards is built-in security that protects information from damage or theft. While smart cards resemble credit cards, a smart device has the same capability but may not resemble a credit card; for example, a smart device may resemble any kind of object such as a key ring, eyeglasses, or a postage stamp.

         Memory capacity sets a limit on smart device/card functionality. We believe that 32KB and 64KB chips will be commonplace in the near future, with 256KB and megabyte chips as the next generation of technology. As storage capacity increases and costs decline, smart devices/cards will be able to handle voice, video, and other processing capabilities.

         The first patents for a chip in a card were granted in 1974. Because of market circumstances, the smart card has gained its widest market acceptance in France where today more than 20 million bank cards and millions more telephone calling cards are in distribution. The U.S. market for smart cards has been slower to develop due to lack of endorsement by banks and bank card associations and a lack of agreement on standards. Further, America's telephone infrastructure allows for quick and convenient credit and debit card processing, so many in the financial and communications industries have viewed smart card technology as being a solution to problems that do not exist in the U.S.

         Those who have tried to implement smart technology solutions have discovered that the smart technologies industry is comprised of many competing and conflicting sectors, with sometimes incompatible specifications and standards. These sectors include semiconductor manufacturers, smart card manufacturers, reader or terminal manufacturers, software developers and operating system manufacturers. Our goal is to be a single source for information, expertise and products for providing effective and efficient e-solutions.

         We believe that smart technologies in general and specifically smart cards will gain increased market acceptance in the U.S. for the following reasons:

         1. Bankcard associations are delivering technical specifications that will lead to eventual interoperability among cards,

         2. Card costs are declining and price/performance ratios are improving,

         3. Market experience is accumulating,

         4. Competitive challenges threaten control of traditional markets and longer-term capability to enter new markets,

         5. Networks/systems are being developed for electronic/remote access to products/services, and

         6. The ability of magnetic stripe technology to support the future performance requirements of card systems is increasingly being questioned by current issuers of magnetic stripe cards.

         We believe that smart technologies devices (including smart cards, smart telephones, etc.) will eventually become an integral part of electronic data, communications, and commerce transactions for most Internet and intranet applications. We see a trend toward smart devices being driven by common needs:

         1. To offer multiple products/services on a single device, tailored to the user/provider relationship needs,

         2. To offer secure transaction services in existing markets, in new geographical markets with poor telecommunications, data and financial services infrastructures, and at new points of interaction such as the Internet, and

         3. To offer new products/services requiring additional security, such as electronic purses.

         We also believe that smart technology solutions will achieve significant growth because of demands for security, privacy, authentication, authorization, fraud management, user-friendly interface, trust and confidence, and low cost.

         We believe that our smart technologies products, smart technologies industry Innovation Laboratory and smart technologies industry website will allow us to generate significant revenue and provide the necessary backbone for ongoing business operations.

         Proposed Products and Services

         Black Box. The "Black Box" is our working term for an Internet appliance the size of a notebook that sits between the Internet and a PC (or server). It will provide VPN (Virtual Private Network) encryption security, digital certificates for authentication and authorization, and other software enhancements depending on the market targeted by the particular product version. It will also provide an enhanced level of security and privacy for communications using public and private networks (i.e., the Internet, WANs and LANs). While a number of useful technologies exist for this purpose, such as fire walls, virtual private networks, and digital certificates, each of those technologies address only a part of the problem. Further, the effective application of present technology solutions depends to a large extent on the expertise and diligence of the people entrusted with the tasks of installation and maintenance. With the Black Box, we intend to consolidate and coordinate these existing technologies to provide a higher level of security than is usually achieved using piecemeal solutions, and to do it without requiring extensive expertise on the part of its users.

         The Black Box is scalable, from individual PCs to enterprise server clusters. It will originally be offered as a solution for small to medium-sized businesses, to target some of the recently publicized weaknesses of existing e-commerce implementations. We believe that the Black Box will have the potential, in a later version, to become a mass-market product as DSL, satellite and cable connections to the Internet become more popular.

         We have established a strategic partnership with Dynexus, Inc., of Fort Collins, CO, which has developed the technology inside the Black Box. Our agreement with Dynexus, Inc. calls for us to purchase the technology over a specified period of time. Our current schedule calls for a prototype to be completed in November 2000. The initial unit production is slated for beta testing in late December 2000. Full production is planned for 6 weeks from beta completion. Low volume manufacturing will be conducted in-house and full production will be outsourced to a contract manufacturer.

                  E-commerce and Server. We, ourselves, or through a third party service, plan to provide and maintain an e-commerce server to process data and provide data access for our products and services, and for complementary products and services developed by others. This service is designed to complement other core products, projects, and derivative smart technologies applications.

         Innovation Laboratory. Our Innovation Laboratory, which now exists only in embryonic form, is planned to become the starting place for our smart technologies solutions. We plan this Laboratory to be an operation where we will take a first look at new technologies and solution opportunities, and where ideas will be nurtured, analyzed, prioritized and solutions developed. The Innovation Laboratory will develop smart services and smart solutions for us and others to commercialize. Pilot projects to prove a concept can be done entirely in-house. We believe that potential consumers of smart technologies solutions need our Innovation Laboratory for testing and evaluating smart technologies solutions. To our knowledge, there is no comparable facility. Our current smart technologies applications projects that have been derived from our Innovation Laboratory, as it currently exists, are EquinePassport(TM), GamingPassport(TM), Active Pixel Sensor Project, and IQ2U(TM):

         1. EQUINEPASSPORT(TM). Our EquinePassport(TM) product and service is designed to facilitate equine ownership, transport, and healthcare. Horses that are transported across state lines are required to have identification and health papers. Currently, these documents are hard copy, and the system is prone to breakdown with lost documents and/or lost records. We have discussed this concept with the Colorado State Equine Veterinarian and State Brand Inspector. We intend to solicit the support of numerous horse associations and the appropriate officials in other jurisdictions. We believe that there is an additional market for animal identification, based on the EquinePassport(TM) product, for other animals such as prized cattle, dogs, and household pets. The Black Box will be an integral part of the overall solution.

        2. GAMINGPASSPORT(TM). Our GamingPassport(TM) product and service is designed to facilitate the needs of the legal gaming community. DynCom will act as a systems integrator, card issuer, card management service provider, and account manager for a gaming solution application. The Black Box will be an integral part of the overall solution. We have entered into two contracts regarding the GamingPassport(TM).

         3. ACTIVE PIXEL SENSOR (APS) PROJECT. In collaboration with Colorado State University's Computer Science Department, we are utilizing a grant from the Colorado Advanced Software Institute to explore certain APS technology applications. Research will focus on exploration of the utility of APS in mobile computing environments, e.g., smart cards, and will be conducted during the current academic year. We would maintain all ownership and licensing rights of the resulting technology.

         4. IQ2U(TM). Our smart technologies market maker site has been initially assigned the URL www.IQ2U.com. The initial phase (Phase 0, the Blueprint) has been completed. Phase 1: Development, is now underway. The goal of Phase 1: Development is to build core functionality, with key features being interactive questionnaires, search engines, corporate/affiliate personalization, corporate supervision of affiliates, document management, matching engines, aggregation engines, security, transaction processing, order management, and correspondence threading. In addition, the site will enable customers to purchase our products from our unified catalog, inquire about sponsorship opportunities, stay informed by having access to current industry news and events, look for jobs, and conduct research by searching a library of industry white papers. We contracted with IBM Global Services for our initial phase of site construction, which produced a detailed Statement of Work and the requirements of the website in story board format. To speed the IQ2U website to market, we are developing a Foundation version of the site utilizing available resources. We expect the rollout of the Foundation site, which we believe will begin to generate a revenue stream, could occur during the first quarter of 2001.

         (d) Markets

         Because we are in the development stage, there are limited markets for our present services and products. The possibility of expanding our communications consulting services is limited to the few tenants in our existing office building, and due to evolving technologies, such as increased access to fiber optic, wireless and satellite infrastructure, it is unlikely that we will continue to provide our communications consulting services beyond the near-term. The possible market for our "Black Box" e-commerce Internet appliance product includes a large number of Internet server sites and intranet servers. Based on publicly reported information by actual and potential competitors, we believe that the potential market for our "Black Box" and similar and less-capable products will exceed $2 billion by 2002. We believe that market is presently inadequately served by products that are substantially more limited in their capabilities than our "Black Box."

                  The possible market for our EquinePassport(TM) product and services is initially the several millions of owners of horses, and the approximately 80 equine associations in the United States. The possible market for our GamingPassport(TM) product and services is one or more gaming boats operating out of Florida ports, and one or more projects involving Internet gaming. While we believe that the gaming industry (land, boat and Internet) is rapidly growing, the size of the market for our GamingPassport(TM) product and services has not yet been ascertained.

                  We believe that the possible market for out IQ2U(TM) B2B service, which includes all aspects of the smart technologies industry, is rapidly increasing. The extent to which we may be able to participate successfully in this market will greatly depend upon our being able to distinguish our services from other B2B websites that might encompass, or expand, to include some or all of our target market.

         (e) Raw Materials

         The use of raw materials is not a material factor in our operations at the present time or in the foreseeable future.

         (f) Customers and Competition

         We have entered into an agreement with Avanti Host Group, Inc., of Tamarac, Florida, for services with respect to a gaming boat, and have entered into a strategic alliance with another customer, MXM Media Services, Inc., of Las Vegas, Nevada. In addition, we have two clients for our limited communications services. We are actively pursuing other potential clients for all of our products and services.

         The technology industry is highly competitive. We expect to see competition from a number of sources, including accounting organizations with consulting operations, management and technology consultants, manufacturers of hardware, software developers, Internet and intranet systems integrators, B2B e-commerce providers, and Internet service providers, among others. There are a number of companies, most of which are larger and better capitalized than we are and/or have greater personnel resources and technical expertise. In view of our extremely limited financial resources, rapidly expanding technology, and limited management availability, we believe that we will be at a significant competitive disadvantage compared to our competitors. There can be no guarantee that we will continue to generate substantial revenues or to become profitable.

         (g) Backlog

         At September 30, 2000, we had no backlogs.

         (h) Employees

         We have six full-time employees and three part-time employees. We will hire additional employees, on a temporary or ongoing basis, as circumstances require.

         (i) Proprietary Property

         We own no proprietary property. We will have certain proprietary rights, to be later defined, to property that is being developed in conjunction with our agreement with Colorado State University pertaining to certain Active Pixel Sensor technology, and in conjunction with our agreement with Dynexus, Inc., pertaining to certain technologies employed in our "Black Box".

         (j) Government Regulation

         We are not subject to any material governmental regulation or approvals.

         (k) Research and Development

         We have spent approximately $300,000 in research and development activities since inception through the period ending September 30, 2000, and have incurred an additional liability of approximately $150,000 pursuant to an agreement with IBM Global Services for research and development activities.

         (l) Environmental Compliance

         We are not subject to any costs for compliance with any environmental laws.

         ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         Forward-Looking Statements

         The following discussion contains forward-looking statements regarding our Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude clients from using our products for certain applications; delays in our introduction of new products or services; and our failure to keep pace with emerging technologies.

         When used in this discussion, words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Our Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

         Results of Operations

         Our revenues were $2,962 for the nine months ended September 30, 2000. Our revenues for the year ended December 31, 1999 were $4,852. From inception through September 30, 2000, our revenues were $40,351.

         Our operating expenses were $829,510 for the nine months ended September 30, 2000. Our operating expenses were $391,311 for the year ended December 31, 1999. From inception through September 30, 2000, we had operating expenses of $1,257,664. Our most significant expense during the nine months ended September 30, 2000 involved expenses relating to the IBM contract. Otherwise, our major components of operating expenses are office salaries and associated payroll costs, rent and telephone expenses.

         Our net loss was $779,489 for the nine months ended September 30, 2000. Our net loss was $386,284 for the year ended December 31, 1999. Our net loss from inception through September 30, 2000, was $1,170,079. Earnings per share were a negative $0.17 and $0.14 per share respectively for the nine months ended September 30, 2000, and for the year ended December 31, 1999.

         Our revenues have been minimal since inception since we are in the development stage and have focused most of our activities on developing our product and service lines. We believe that we may continue to see an increase in revenue as the fiscal year progresses. However, we do not expect to be profitable this year.

         Liquidity and Capital Resources

         Cash at the end of the period increased significantly to $158,538 for the nine months ended September 30, 2000 compared to $515 at December 31, 1999. Cash increased significantly because we sold shares of SCTN, which we had held for investment. Most of the proceeds of those sales have been placed in an escrow account according to the terms of a loan agreement. These proceeds are to be applied to that loan.

         Accounts receivable were $1,486 for the nine months ended September 30, 2000, compared to $1,828 for the nine months ended December 31, 1999.

         Accounts payable increased for the nine months ended September 30, 2000 to $368,797, compared to $209,954 for the year ended December 31, 1999.

         We have never been profitable. Our operating expenses increased significantly during the successive reporting periods as we continue to build our infrastructure and develop our products. Our revenues have been negligible. Our primary activity will be to seek to launch our products, develop a customer base, and, consequently, develop our revenues. If we succeed in launching our products, developing our customer base and generating sufficient revenues, we will become profitable. We cannot guarantee that this will ever occur. Our plan is to build our Company in any manner which will be successful.

         We feel that we have inadequate working capital to pursue any business opportunities other than developing our products and seeking customers. During the next twelve months, we plan to investigate one or more offerings of our securities, whether through a private placement or a public offering. At the present time, we have no firm arrangements with regard to either type of offering. We do not intend to pay dividends in the foreseeable future.

         In addition we plan to expand through acquisition. We presently plan to look only at our present industry, but, if we believe that there is an opportunity, we reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in businesses that generate revenues or have significant potential for such revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. From time to time, other companies have approached us to inquire about various kinds of business arrangements. However, as of the date hereof, we have no business opportunities under investigation. Our officers and directors are continually looking at various kinds of business arrangements, including, but not limited to, those regarding the possibility of an acquisition or merger between us and other companies and strategic alliances. However, at this time, we have no such definitive plans or business arrangements.

         ITEM 3. DESCRIPTION OF PROPERTIES

         Our business office is located at 2301 Research Boulevard, Suite 203, Fort Collins, Colorado 80526-1825. We pay $1,755.45 per month in rent for this office space, subject to ordinary commercial lease escalations, to an unaffiliated third party under a lease which expires thirty-six months from June 1999. We have no properties other than office equipment and furniture.

         ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following sets forth the number of shares of our no par value common stock beneficially owned by (i) each person who, as of September 30, 2000, was known by us to own beneficially more than five percent (5%) of our common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. As of September 30, 2000, we had 4,162,950 common shares issued and outstanding.

       NAME AND ADDRESS                    AMOUNT AND NATURE OF            PERCENT OF
     OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP (1)(2)           CLASS
     -------------------                ---------------------------        ----------

Curt D. Jansen                                    776,300                     18.6%
President and Chief Executive
Officer, and Director
2301 Research  Blvd., Suite 203
Fort Collins, CO 80526

Fred Ziegler                                      210,000                      5.0%
Chairman of the Board and Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

Michael B. Maw                                    271,800                      6.5%
Chief Financial Officer,
Secretary, Treasurer, and Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

Herbert M. Goldman                                349,500(3)                   8.4%
Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

Jay D. Ellenby                                    116,000(4)                   2.8%
Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

Charles J. Caserta                                     -0-
Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

Andrew W. Tarbox                                       -0-
Director
2301 Research Blvd., Suite 203
Fort Collins, CO 80526

David E. Breeding                                  40,000                      1.0%
Chief Technology Officer
2301 Research Blvd, Suite 203
Fort Collins, CO 80526

James Dascalos                                    350,000                      8.4%
6614 Stuart Court
Arvada, CO 80003

Alan Orshalick                                    325,000(5)                   7.8%
3401 Westshore Drive
Rowlet, TX 75088

All Officers and Directors as a Group           1,763,600                     42.4%
(eight persons)

         (1) All ownership is beneficial and on record, unless indicated otherwise.

         (2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

         (3) Includes 250,000 owned in the name of the Herbert M. Goldman Trust and 99,500 shares owned in the name of Quantum Venture Capital, Inc.

         (4) Includes 84,000 shares owned directly by Mr. Ellenby and 32,000 shares owned in the name of the Jay D. Ellenby MD PA Profit Sharing Plan.

         (5) Includes 300,000 shares owned directly by Mr. Orshalick and 25,000 shares owned in the name of the Alan Orshalick IRA.

         ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Our Directors and Executive Officers, their ages and present positions held in us are as follows:

                NAME                AGE      POSITION HELD
         -------------------        ---      -------------

         Curt D. Jansen             55       President, Chief Executive Officer, Director
         Fred Ziegler               54       Chairman, Director
         Michael B. Maw             60       Chief Financial Officer, Secretary, Treasurer,
                                               Director
         Charles J. Caserta         44       Director
         Jay D. Ellenby             64       Director
         Herbert M. Goldman         58       Director
         Andrew W. Tarbox           45       Director
         David Breeding             61       Chief Technology Officer

         Our Directors will serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. There are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

         CURT D. JANSEN. Mr. Jansen has been the President, Chief Executive Officer and a director of our Company since inception. Prior to co-founding us in 1997, he founded in 1995 an Internet Service Provider business in Fort Collins and developed a new business that involved marketing and sales of turnkey Internet Service Provider solutions to two communities in New Mexico. Previously, in 1986 he was the founder and President of media publishing house with print, video and CD-ROM multimedia titles to its credit, and he worked as production manager for Sportsmen's video magazine where he was responsible for planning and scheduling of segment hosts, scripts, and production coordination. Mr. Jansen had experience in the creative as well as business side of this enterprise. Education: B.S. and M.S. degrees in biology from Colorado State University. Mr. Jansen will devote a minimum of forty hours a week as an employee.

         FRED ZIEGLER. Mr. Ziegler has been our Chairman of the Board since July, 1999 and a director since January, 1998. Mr. Ziegler has been in the business of brokering oil and gas properties since 1986. During 1986 and 1987, Mr. Ziegler was employed by Cumberland Gas Corporation, serving as Executive Vice President in charge of office and field personnel. From 1980 to 1984, Mr. Ziegler was founder and president of Colorado Eastern Oil Company, which conducted drilling operations in Colorado, Kansas, Kentucky and Oklahoma. Following a severe but temporary medical problem, Mr. Ziegler filed for personal bankruptcy in 1998; he has since returned to good health. Mr. Ziegler will devote a minimum of forty hours a week as an employee.

         MICHAEL B. MAW. Mr. Maw has been a director since May 1999 and has been the Chief Financial Officer, Treasurer, Secretary of our Company since July 1999. Mr. Maw's major responsibilities include financial functions, administration, corporate secretary functions, product development, project management and planning. Mr. Maw is also an Instructor of Business Planning, Division of Educational Outreach, Colorado State University. Prior to joining the Company in May 1999, Mr. Maw was a financial consultant to Voice It Worldwide, Inc. ("MEMO", OTC-BB) and served as its Acting Chief Financial Officer. Voice It retained Mr. Maw after that Company had filed for Chapter 11 protection, and Mr. Maw left Voice It after the company had submitted its plan of reorganization, had hired a permanent Chief Financial Officer and had adopted a plan to relocate to California. Mr. Maw managed all aspects of the financial affairs of Voice It and prepared the financial information of SEC filings and Bankruptcy Court Reports. Mr. Maw prepared plans for Voice It to relocate to California and for a new financial system. Earlier in his career, Mr. Maw was General Counsel and Secretary of Interbank Card Association (now known as MasterCard(R) International, "MasterCard"). He managed the Rules and Regulations and structures that permitted MasterCard to grow from a few thousand US banks exchanging paper, to over 18,000 international financial institutions engaged in electronic interchange through complex computer networks. At MasterCard, he was also the Chair of its Strategic Planning Committee and an ex officio member of its Operations, Marketing and Security Committees. He thereafter joined the Equitable Life Assurance Society as Managing Attorney. As such, he was the CAO and CIO of the Law Department and designed and installed the first computer systems and automation project in the Executive Office, achieving a 15% reduction in the Law Department staff. Between 1981 and 1998, Mr. Maw consulted to and advised software development companies, international enterprises, professional firms and diverse businesses. He filed for personal bankruptcy in 1995 after the failure of a business in which he was a principal. Education:
B.A. Yale University, History. LL.B. Columbia University. MBA Fordham University (distinction in Strategic Planning and International Business). Mr. Maw will devote a minimum of twenty hours a week as an employee and plans to also have outside teaching and consulting work.

         CHARLES J. CASERTA. Mr. Caserta has been a director since July, 2000. Mr. Caserta is a management and marketing consultant for start-up and early development stage companies. Mr. Caserta founded IFS International in 1981 and was its President and CEO. IFS developed systems for automated teller machines
(ATMs). He was responsible for company growth to 40% market share of NCR ATMs in the U.S. and Canada and 100+ employees. Mr. Caserta has experience in building leading-edge systems, worldwide sales/distribution channels, and service organizations in the Electronic Fund Transfer market for debit/credit/smart card authorization and electronic commerce. He is an expert in identifying and capturing market opportunities, building international alliances and sales organizations for driving long-term revenue growth. Among many career highlights: identified and captured chip smart card opportunities with VISA(R) International to develop the strategic central host system for the launch of VISACash(R), which resulted in a multi-million dollar license and services agreement. The seven initial systems licensed were utilized by VISA(R) International in various countries to support VISACash(R) implementations for some of the largest banks in the world including Citibank, Sumitomo Credit, Daiei OMC, Nippon Shinpan, Barclays, Nations Bank, Bank of America, Lloyds Bank, Berliner Bank, Abbey National and others. Education: B.A. Villanova University. Mr. Caserta will devote such time as may be necessary to carry out his responsibilities as one of our directors.

         JAY D. ELLENBY, M.D., F.A.C.S. Dr. Ellenby has been a director since July, 2000. Dr. Ellenby is a physician and maintains a private practice in plastic and reconstructive surgery in Aventura, Florida. He is also a Clinical Instructor with the Department of Plastic and Reconstructive Surgery, University of Miami School of Medicine in Miami, Florida. Dr. Ellenby is board certified with the American Board of Plastic and Reconstructive Surgery and with the American Board of General Surgery. His current professional memberships include
(1) American Society of Plastic and Reconstructive Surgery, (2) American Society Aesthetic Plastic Surgeons, (3) International Society of Aesthetic Plastic Surgery, (4) Florida Society of Plastic and Reconstructive Surgery, (5) Greater Miami Society of Plastic and Reconstructive Surgery, (6) American College of Surgeons, (7) Tord Skoog Society of Plastic and Surgery, (8) Southeastern Society of Plastic and Surgery, (9) Florida Medical Association, and (10) Dade County Medical Association. Dr. Ellenby is affiliated with the Aventura Hospital, North Miami Beach Surgical Center, North Shore Medical Center, Palmetto General Hospital & Parkway Regional Medical Center. He interned and was Resident at Presbyterian St. Lukes Hospital, University of Illinois. Education:
B.S. and M.D. University of Illinois. Dr. Ellenby will devote such time as may be necessary to carry out his responsibilities as one of our directors.

         HERBERT M. GOLDMAN. Mr. Goldman has been a director since April, 2000. He is also a part time employee. He worked as an investment advisor for Prudential Bache Securities and a stock broker for J.D. Edwards for eight years, from 1978 to 1986. He has also been a mortgage broker from 1986 to 1994. During the last six years, he has assisted start-up companies, helping them to enter the public market, performing investor relations and CFO functions. Education:
B.A. Hunter College, and MSW Yeshiva University. Mr. Goldman will devote such time as may be necessary to carry out his responsibilities as one of our directors and as an employee.

         ANDREW W. TARBOX. Mr. Tarbox has been a director since July, 2000. Mr. Tarbox formed Thornebrook Associates in 1985 to provide programming and smart card technical expertise. The current focus of his company is fostering relationships between financial institutions and technology companies. He has also previously been Vice President, Chip Card Implementation for MasterCard(R) International, Inc., International, Sales Manager for Quadrum Telecommunications, Inc., and Executive Vice President of Telemediacarte. Mr. Tarbox also holds a U.S. Patent for a system and method for processing a customized financial transaction card. He was instrumental in the development and global deployment of a joint smart card standard with VISA(R) International and Europay. He has also managed the development of a series of multi-media smart card education programs designed to educate member banks and the industry on smart card issues. Education: B.S. Cornell University. Mr. Tarbox will devote such time as may be necessary to carry out his responsibilities as one of our directors.

         DAVID BREEDING. Mr. Breeding joined our Company in September 1999 as our Manager of Software Development and became our Chief Technology Officer in July 2000. Prior to joining DynCom, he worked in the Design and development organization of a multi-national telecommunications manufacturer, Ericsson Inc., where he was responsible for gathering user requirements, specifying products, planning projects, and providing high-level designs. Before that, he worked in a similar capacity for a multi-national data communications firm, Harris Corporation, and for a major computer manufacturer, Control Data. He has had extensive experience with using, improving, and leading the software development process in both large and small organizations. Education: BA University of Houston. M.S. in Computer Science, University of Texas at Dallas.

         ITEM 6. EXECUTIVE COMPENSATION

         None of our executive officers received compensation in excess of $100,000 during the fiscal years ended December 31, 1999, 1998, or 1997. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $10,000.

         Our Board of Directors has authorized compensation for our President, Curt Jansen, at $2,000 per month for the months of July and August 1999, at $3,000 per month for the months September and October 1999, and at $4,000 per month from November 1999 to date. Of the total amount payable through September 30, 2000, we paid Mr. Jansen $24,000, and issued demand notes to Mr. Jansen for the balance which is $30,000. These notes bear a simple interest rate of 8%. In addition, our Board has authorized the issuance to Mr. Jansen of 180,000 options under our Officers and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders). Further, our Board has authorized the issuance to Mr. Jansen of 6,500 options pursuant to our Directors and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders).

         Our Board of Directors has authorized compensation for our CFO, Treasurer, and Secretary, Michael B. Maw, at $1,000 per month for the months of July and August 1999, at $2,000 per month for the months September and October 1999, and at $3,500 per month from November 1999 to date. Of the total amount payable through September 30, 2000, which is $44,500, we have paid Mr. Maw $21,000, and issued demand notes to Mr. Maw for the balance of $23,500. These notes bear a simple interest rate of 8%. In addition, our Board has authorized the issuance to Mr. Maw of 310,000 options pursuant to our Officers and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders). Further, the Board has authorized the issuance to Mr. Maw of 6,500 options pursuant to our Directors and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders).

         Our Board of Directors has authorized compensation for our Chairman, Fred D. Ziegler, at $3,500 per month from November 1999 to date. Of the total amount payable through September 30, 2000, which is $38,500, we have paid Mr. Ziegler $16,750, and have issued demand notes to Mr. Ziegler for the balance, which is $21,750. These notes bear a simple interest rate of 8%. In addition, our Board has authorized the issuance to Mr. Ziegler of 130,000 options pursuant to our Officers and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders). Further, the Board has authorized the issuance to Mr. Ziegler of 6,500 options pursuant to our Directors and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders).

         Our Board of Directors has authorized compensation for our Chief Technology Officer, David E. Breeding, at $4,000 per month from September 13, 1999 to date. Of the total amount payable through September 30, 2000, which is $49,733, we have paid Mr. Breeding $19,000, and issued demand notes to Mr. Breeding for the balance, which is $30,733. These notes bear a simple interest rate of 8%. In addition, our Board has authorized the issuance to Mr. Breeding of 60,000 options pursuant to our Officers and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders).

         We have no pension or health plans for the benefit of our employees. We have no plans or agreements which provide compensation on the event of termination of employment or change in our control. We had a non-qualified stock plan adopted on May 15, 2000, which expired on July 25, 2000. We granted stock options as we have discussed in this document.

         We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but Directors who attended and participated in meetings of our Board of Directors from July 1999, to June 2000, received a total of 500 options for each such meeting pursuant to our Directors and Advisors Option Plan (a non-qualified plan adopted on May 15, 2000, and which expired on July 25, 2000; these options, which are exercisable at $0.10, expire on the business day prior to the 2001 Annual Meeting of Shareholders). We reimburse our Directors for any out-of-pocket expenses incurred by them in connection with our business. Mr. Herbert M. Goldman, one of our directors, is also a part time employee. His annual compensation is $12,000.

         ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Loan Transactions

         Our Founders, Curt D. Jansen, Peder Halseide and Gary Prewett, capitalized us at start-up with equipment and with $1,000 dollars from each of the three founders. The actual cash invested differed from individual to individual, and loans were written, both to and from us, in order to balance the accounts. Curt D. Jansen loaned us an additional $3,430.82, Peder Halseide loaned us an additional $2,206.33, and Gary Prewett owed us $270. All of these obligations have been paid.

         In addition, Mr. Jansen loaned us $3,000 in March 1999, $18,000 in December 1999, of which $10,000 was repaid in January 2000. He also loaned us $100,000 in February 2000, $9,500 in June 2000, and $3,000 in August 2000. We
issued Mr. Jansen promissory notes for each of these loans. The March 1999 and February 2000 notes are due and payable 2-years from the date thereof, or thereafter whenever demand shall be made, and bear an interest rate of 8% per annum. The balance of the notes are demand notes and bear an interest rate of 8% per annum. Since September 30, 2000, to the date hereof, Mr. Jansen has made further loans to us, which loans total $11,700, and we have issued demand notes to him for such loans (all such notes bear an interest rate of 8% per annum). These loans are in addition to Mr. Jansen's deferrals of compensation, which are disclosed above under Item 6.

         Further, we received loans during the period from May 1999 through May 2000 from Michael B. Maw totaling $4,500, with notes payable on demand and bearing an interest rate of 8% per annum (which notes were paid on May 15, 2000). In addition, Mr. Maw loaned us a total of $11,410 since May 2000 to the date hereof, and we have issued demand notes to him for such loans (all such notes bear an interest rate of 8% per annum). These loans are in addition to Mr. Maw's deferrals of compensation, which are disclosed above under Item 6.

         We received a loan in July 2000 from A-New Management Consultants for $2,500. We issued a demand note for this loan, which note bears an interest rate of 8% per annum.

         We also received a loan from William Bazemore, a shareholder, in August 1999 for $10,000, a series of loans from Dr. Jay Ellenby, a Director and a member of the Health Care Advisory Council, and his profit sharing plan, totaling $31,000, on notes with a six month maturity, requiring the payment of 120% of the amount loaned, and one share of common stock for each dollar of the amount of the note (all of these notes have been converted into stock purchases pursuant to our 504 Private Placement Memorandum). In addition, Dr. Ellenby loaned us $5,000 in February 2000, and $10,000 in September 2000, and we issued to him demand notes which bear an interest rate of 8% per annum for these loans.

         We received a loan in August 2000 from Dennis and Sharon Knutson (Mrs. Knutson is an employee) for $20,000. We issued a note for this loan, payable in November 2000, which note bears an interest rate of 14% per annum. Mr. and Mrs. Knutson have agreed to an extension of the due date for this loan to February 1, 2001.

         We borrowed $100,000 from a shareholder, Mr. John Moore, for the purpose of paying an IBM invoice on February 2, 2000. The note calls for an interest rate of 6%, and the loan is being slowly retired through the sale of collateral, our shares of Schimatic Technologies; as additional collateral for this loan and a further loan of $100,000 to Mr. Jansen (which amount Mr. Jansen then loaned to us. We have discussed this loan above). Curt Jansen sold his residence to John Moore, with a right of repurchase upon the full payment of the loans to us and to Mr. Jansen.

         All loans have a higher priority on our assets than the priority of the shareholders. From time to time, our officers and directors may advance further funds to us.

         Stock Transactions

         At our inception, we issued 1,800,000 shares of our common stock to our founders, which was 600,000 shares of such stock to each of Curt Jansen, Gary Prewett and Peder Halseide. During the founding period, we also issued 350,000 shares of common stock to a director, Fred Ziegler, and also issued 345,000 shares of the common stock to a director, Michael B. Maw. Messrs. Halseide, Jansen, Maw, Prewett and Ziegler have since distributed some of these shares to unaffiliated third parties. In addition, our Board of Directors granted Curt Jansen 3,000 shares as additional consideration for his March 1999 loan, and granted him a further 160,000 shares in consideration of his person guarantee of the lease for our office space at 2301 Research Boulevard, Fort Collins, Colorado. Mr. Maw, a director, purchased 5,000 shares of our common stock for $5,000 on May 19, 1999. Subsequently, Gary Prewett and Peder Halseide made a few gifts of their shares to Mr. Jansen, Mr. Maw and Mr. Ziegler, thereby reducing their personal holding to, in the case of Mr. Halseide, 106,500 shares, and in the case of Mr. Prewett, to 200,000 in his name and 7,000 shares in the joint names of Mr. and Mrs. Prewett.

         On September 30, 1999, we entered into an agreement with Herbert M. Goldman Trust for an exchange of stock, with that trust receiving 500,000 shares of the common stock of DynCom in exchange for 160,000 shares of SCHIMATIC Cash Transactions Network.com, Inc., ("SCTN", OTC-BB).

         Other

         Mr. Herbert M. Goldman, one of our directors, is also a part time employee. His annual compensation is $12,000.

         ITEM 8. DESCRIPTION OF SECURITIES.

         We are authorized to issue 100,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of non-voting Preferred Stock, no par value per share. As of September 30, 2000, we had 4,162,950 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

         COMMON STOCK

         The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

         The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but have paid no cash dividends on our Common Stock.

         PREFERRED STOCK

         Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

                                     PART II

         ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON SHARES AND OTHER SHAREHOLDER MATTERS.

         (a) Principal Market or Markets

                  Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we do not know where secondary trading will eventually be conducted. Because of our size, we believe that we could potentially begin trading on the NASD's "Electronic Bulletin Board." To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

         (b) Approximate Number of Holders of Common Stock

         As of September 30, 2000, a total of 4,162,950 shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was approximately 186.

         (c) Dividends

         Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

         (d) The Securities Enforcement and Penny Stock Reform Act of 1990

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

         ITEM 2. LEGAL PROCEEDINGS.

         No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.

         ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         We did not have any disagreements on accounting and financial disclosures with our accounting firm during the reporting period.

         ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

                  At our inception, we issued 1,800,000 shares of our common stock to our founders, which was 600,000 shares of such stock to each of Curt

Jansen, Gary Prewett and Peder Halseide. During the founding period, we also issued 350,000 shares of common stock to a director, Fred Ziegler, and also issued 345,000 shares of the common stock to a director, Michael B. Maw. Messrs. Halseide, Jansen, Maw, Prewett and Ziegler have since distributed some of these shares to unaffiliated third parties. In addition, our Board of Directors granted Curt Jansen 3,000 shares as additional consideration for his March 1999 loan, and granted him a further 160,000 shares in consideration of his person guarantee of the lease for our office space at 2301 Research Boulevard, Fort Collins, Colorado. Mr. Maw, a director, purchased 5,000 shares of our common stock for $5,000 on May 19, 1999. Subsequently, Gary Prewett and Peder Halseide made a few gifts of their shares to Mr. Jansen, Mr. Maw and Mr. Ziegler, thereby reducing their personal holding to, in the case of Mr. Halseide, 106,500 shares, and in the case of Mr. Prewett, to 200,000 in his name and 7,000 shares in the joint names of Mr. and Mrs. Prewett.

                  We believe that the offers and sales described above were exempt from registration under Section 4(2) and/or 4(6) of the Securities Act because those offers and sales met all the conditions of those sections as then in effect.

         The following shareholders acquired their respective shares in us under a Rule 504 Private Placement Memorandum first issued on February 1, 1999, and later updated on June 15, 1999, at a price of $1 per share of common stock:

                Name                                Number of Shares
-------------------------------                     ----------------

Agresti, Thomas J                                         1,500
Alterman, Brett                                           1,500
Arends, Dennis                                            7,800
Augustine, Ronald J. & Sheila R                           1,000
Bazemore, William                                        15,000
Bourdeau, Howard J                                        5,000
Breeding, James                                           1,000
Burton, Anthony C                                        20,000
Channey, Stephen                                         50,000
Cline, Virgil & Jan                                         500
Collins, James                                              500

                Name                                Number of Shares
--------------------------------                    ----------------

Collins, Margaret M                                         500
Dunrud, Kevin & Tammy                                       500
Ehrlich, Donald                                           5,000
Ellenby, Jay D                                           10,000
Ellenby, Jay D                                           19,200
Ellenby, Jay D., MD PA Profit Share Plan                 16,000
Feinstein, Rene E. Family Trust                           5,000
Fields, Herbert M.D                                       5,000
Finnick, James B                                          2,000
Fortin, Bradley J                                         1,000
Frick, Rodney A                                             500
Goldblatt, Beatrice                                       1,000
Goldblatt, Jacob and Ethel                                2,500
Guriel, Jane, Custodian, Dustin W. Guriel                 5,000
Hammerly, Wayne M                                         1,500
Harris, Chany                                               500
Harris, Stephen J                                           500
Hayes, Margaret M                                        15,000
Hudelson, Kimberly S                                        500
Jacob, Thomas J                                           2,500
Johnston, Brian D                                           500
Jourgensen, Sharon                                        5,000
Jourgensen, Stacy                                         2,000
Keller, William C                                           500
Klein, Harold E. Jr. & Nancy Anne Collins                10,000
Knauer, Jim                                               1,000
Knutson, Bradford A. & Mary E                               500

Knutson, Dennis & Sharon                                  4,500
Koehler, Janis Z                                          3,000
Koehler, Steven J                                         6,000
Koehler, Steven J., DMD, PC, MPPP                         3,000
Koehler, Valerie                                          1,000
Koehler, Victor A                                         5,000
Krieg, Paul D                                             5,000
Kuhlman, B.J                                              1,000
Lemmon, Franklin A                                        3,000
Lemmon, Louise Marie                                      1,000
Lemmon, Stephen W                                         3,500
Loebner, Louise                                           2,000
Lotz, Robert J. and Marsha                               15,000
Market Information Communication Inc.                     5,000
Maw, Michael B                                            5,000
McCoy, Kathy                                              3,000
Moore, John H                                            20,000
Mueller, Denise A                                           500
Mueller, Timothy K                                          500
Nadzieja, Richard A                                       4,000
Nance, Nancy J                                            2,000
Navratil, Richard A                                         500
Patton, Randolph W                                       10,000
Pickle, Karyl Frank                                       2,000
Pollock, Ed                                               5,000

                Name                                Number of Shares
--------------------------------------              ----------------

Reed, Jonathan C                                         10,000
Reina, William                                            5,000
Rembold, Michael D                                        1,000
Russell, Glen E                                          10,000
Russell, Joe                                              5,000
Russell, Mark P                                           7,000
Russell, William E                                        1,000
Salbado, John B                                          10,000
Sanders, Craig R                                          1,000
Sanders, Russell & Goldblatt, Janis B                     3,000
Shogun Investment Group, Ltd.                            10,000
Stromer, Leo G                                            1,000
Studioso, Daniel                                            500
Studioso, John R                                            500
Vetter, Randy E. & Cindy S                                  500
Weiss, Kelly R                                            1,000
Wright, Jason A                                           1,000
Total Shares                                            333,500


         We believe that the offers and sales described above were exempt from registration under Rule 504 of Regulation D under the Securities Act because those offers and sales met all the conditions of Rule 504 as then in effect, including the dollar limitation, and we were not at the time of such transactions within any of the categories of issuers prohibited from using Rule 504.

         The following shareholders acquired their respective shares in us under a Rule 504 Private Placement Memorandum first issued on June 15, 2000, at a price of $2 per share of common stock:

           Name                                     Number of Shares
-------------------------                           ----------------

Billiot, Michael                                            500
Design Steel Systems, LLC                                 1,000
Krienke, Jackie                                           1,000
Orshalick, Alan IRA                                      25,000
Pirkl, Gerald & Barbara                                   1,500
Seaworth, Richard                                         1,000
ShookSayler, Deborah K.                                     500
Simmons, John Allen                                         250
Total Shares                                             30,750

         We believe that the offers and sales described above were exempt from registration under Rule 504 of Regulation D under the Securities Act because those offers and sales met all the conditions of Rule 504 as then in effect, including the dollar limitation, and we were not at the time of such transactions within any of the categories of issuers prohibited from using Rule 504.

         In addition to the transactions discussed above, we issued 12,000 shares of our common stock to William Bazemore on August 16, 1999, as additional compensation for the making of a loan to us, 350,000 shares to James Dascalos on October 29, 1999, in anticipation of services, 12,000 shares to Jay D. Ellenby on October 7, 1999, as additional compensation for the making of a loan to us, 4,800 shares to Jay D. Ellenby on November 4, 1999, as additional compensation for the making of a loan to us, 16,000 shares to Jay D. Ellenby MD PA Profit Share Plan on December 31, 1999, as additional compensation for the making of a loan to us, 2,000 shares to Anne Jansen on February 4, 2000, as additional compensation for the making of a loan to us, 20,000 shares to Dennis and Sharon Knutson on August 4, 2000, as additional compensation for the making of a loan to us, 50,000 shares to John H. Moore on January 31, 2000, as additional compensation for the making of a loan to us, 50,000 shares to Jon S. Moore on January 31, 2000, as additional compensation for the making of a loan to us and 60,000 shares to Natalie Schanker-Hollis on August 16, 1999, as compensation for serving on our Medial Advisory Council.

         On September 30, 1999, we entered into an agreement with Herbert M. Goldman Trust for an exchange of stock, with that trust receiving 500,000 shares of the common stock of DynCom in exchange for 160,000 shares of SCHIMATIC Cash Transactions Network.com, Inc., ("SCTN", OTC-BB).

         On October 20, 1999, we entered into an agreement with Omicron Technologies, Inc. ("OGPS", OTC-BB) pursuant to which Omicron Technologies, Inc. issued 200,000 shares of its common stock to us and agreed to provide to us certain technologies which Omicron Technologies, Inc. represented that it owned, and we issued 600,000 shares of our common stock, plus warrants to purchase 600,000 additional shares of our common stock. Omicron Technologies, Inc., subsequently failed to provide the agreed-upon technologies to us, and Omicron Technologies, Inc., presently appears not to be a viable enterprise. Accordingly, after due consideration on September 21, 2000, we terminated the October 20 agreement and voided our shares and warrants. Management believes that the shares and warrants have been validly cancelled and that we have no liability to Omicron Technologies, Inc.

         On June 14, 2000, we entered into an agreement with Shruti Misra pursuant to which Ms. Misra agreed to sell certain real property located in Australia to us in exchange for 640,000 shares, plus warrants for an additional 300,000 shares. The transaction was conditional upon the seller delivering an appraisal certifying the value of the property was at least US$1,000,000. The appraisal, when received, was for a substantial lesser amount, and Ms. Misra and we agreed to void the transaction ab initio. Management believes that the subject shares and warrants have been validly cancelled and that we have no liability to Shruti Misra.

         ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles of Incorporation authorize the Board of Directors, on our behalf and without shareholder action, to exercise all of our powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits us to indemnify our directors, officers, employees, fiduciaries, and agents, as follows:

         Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

         (a) The person conducted himself or herself in good faith;

         (b) The person reasonably believed:

                  (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

                  (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

         (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

         A corporation may not indemnify such person under this Section 7-109-102 of CRS:

         (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

         (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

         Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

         Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

         (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

         (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in
Section 7-109-102 of CRS; and

         (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

         Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

         The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

         Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

         Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

         Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

         The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

        Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                                   DYNCOM INC.

                              Financial Statements
                  For the Nine Months Ended September 30, 2000


           REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors
DynCom Inc.
Ft. Collin, Colorado

We have reviewed the accompanying balance sheet of DynCom Inc. as of September 30, 2000 and the related statements of operations for the nine month period ended September 30, 2000 and the three month period ended September 30, 2000 and 1999, and the cash flows for the nine months ended September 30, 2000 included in the accompanying Securities and Exchange Commission Form 10-Q for the period ended September 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended (not presented herein). In our report dated April 23, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2000 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.


-- Signed --

Michael Johnson & Co., LLC.
Denver, Colorado
October 30, 2000

                                   DYNCOM INC.
                          (A Development Stage Company)
                                 Balance Sheets
                                   (Unaudited)

                                                        September 30,      December 31,
                                                            2000               1999
                                                        -------------      ------------

ASSETS:
CURRENT ASSETS:
  Cash                                                   $   156,191        $       515
  Accounts receivable                                          1,486              1,828
  Prepaid expense and deposits                                 1,674              1,300
                                                         -----------        -----------
     Total Current Assets                                    159,351              3,643
                                                         -----------        -----------

INVESTMENTS:                                                 122,850            300,000
                                                         -----------        -----------

FIXED ASSETS:
  Computer equipment                                          27,047             10,952
  Office furniture and equipment                               3,136              2,222
  Leasehold improvements                                       2,155              2,155
                                                         -----------        -----------
                                                              32,338             15,329
                                                         -----------        -----------
  Less: Accumulated depreciation                              (9,016)            (4,249)
                                                         -----------        -----------
  Fixed assets - net                                          23,322             11,080
                                                         -----------        -----------

TOTAL ASSETS                                             $   305,523        $   314,723
                                                         ===========        ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                  $   368,797        $   209,054
  Accrued salaries payable                                   134,839             64,566
  Interest payable                                             5,056              5,056
  Notes payable - current portion                            264,410             59,137
                                                         -----------        -----------
    Total Current Liabilities                                773,102            337,813
                                                         -----------        -----------

LONG-TERM DEBT:
  Notes payable                                                3,000              3,000
                                                         -----------        -----------
                                                               3,000              3,000
                                                         -----------        -----------

TOTAL LIABILITIES                                            776,102            340,813
                                                         -----------        -----------

STOCKHOLDERS' DEFICIT:
  Common stock, no par value; 100,000,000 shares
     authorized; 4,162,950 and 4,276,700 shares
     issued and outstanding at September 30, 2000
     and December 31, 1999, respectively                     699,500            364,500
  Preferred stock, non-voting, 5,000,000 shares
     authorized, none issued and outstanding                      --                 --
  Share subscription receivable                                   --                 --
  Deficit accumulated during the development stage        (1,170,079)          (390,590)
                                                         -----------        -----------

TOTAL STOCKHOLDERS' DEFICIT                                 (470,579)           (26,090)
                                                         -----------        -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $   305,523        $   314,723
                                                         ===========        ===========

                         See accountant's review report.

                                   DYNCOM INC.
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)


                                             For the
                                           Nine Months         For the          July 2, 1997
                                              Ended           Year Ended      (Inception) thru
                                          September 30,      December 31,       September 30,
                                               2000              1999               2000
                                          -------------      ------------     ----------------

REVENUES:                                  $     2,962        $     4,852        $    40,351

OPERATING EXPENSES:
  Sales and marketing                               --                 --              9,875
  General and administrative                   829,510            391,311          1,247,789
                                           -----------        -----------        -----------
Total Operating Expenses                       829,510            391,311          1,257,664
                                           -----------        -----------        -----------

                                           -----------        -----------        -----------
Net Loss from Operations                      (826,548)          (386,459)        (1,217,313)
                                           -----------        -----------        -----------

                                           -----------        -----------        -----------
Other Income                                    47,059                175             47,234
                                           -----------        -----------        -----------

NET LOSS                                   $  (779,489)       $  (386,284)       $(1,170,079)
                                           ===========        ===========        ===========

Weighted average number of
  shares outstanding                         4,200,866          2,656,671
                                           ===========        ===========

Basic and diluted net loss per share       $     (0.19)       $     (0.14)
                                           ===========        ===========

                        See accountant's review report.

                                   DYNCOM INC.
                          (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity
                                   (Unaudited)

                                                                                                         Deficit
                                                                                                       Accumulated
                                                               Common Stock              Share         During the
                                                        -------------------------     Subscription     Development
                                                          Shares         Amount        Receivable         Stage           Totals
                                                        -----------    -----------    ------------     -----------      -----------

Balance - July 2, 1997                                           --    $        --     $        --     $        --      $        --

Stock issued for cash, equipment, and supplies            1,800,000          3,000            (270)             --            2,730
Net loss for period                                              --             --              --            (357)            (357)
                                                        -----------    -----------     -----------     -----------      -----------
Balance - December 31, 1997                               1,800,000          3,000            (270)           (357)           2,373
                                                        -----------    -----------     -----------     -----------      -----------

Stock issued to member of Board of Directors                200,000             --              --              --               --
Net loss for year                                                --             --              --          (3,949)          (3,949)
                                                        -----------    -----------     -----------     -----------      -----------
Balance - December 31, 1998                               2,000,000          3,000            (270)         (4,306)          (1,576)
                                                        -----------    -----------     -----------     -----------      -----------

Stock issued for loan consideration                          50,200             --              --              --               --
Stock issued for advisory council                            60,000             --              --              --               --
Stock issued to members of Board of Directors             1,005,000             --              --              --               --
Stock issued for cash                                        61,500         61,500             270              --           61,770
Stock issued for investments                              1,100,000        300,000              --              --          300,000
Net loss for year                                                --             --              --        (386,284)        (386,284)
                                                        -----------    -----------     -----------     -----------      -----------
Balance - December 31, 1999                               4,276,700        364,500              --        (390,590)         (26,090)
                                                        -----------    -----------     -----------     -----------      -----------

Stock issued for loan consideration                         122,000             --              --              --               --
Stock cancelled for investments                            (600,000)       (60,000)             --              --          (60,000)
Stock issued for cash                                       364,250        395,000              --              --          395,000
Net loss for nine month period                                   --             --              --        (779,489)        (779,489)
                                                        -----------    -----------     -----------     -----------      -----------
Balance - September 30, 2000                              4,640,950    $   699,500     $        --     $(1,170,079)     $  (470,579)
                                                        ===========    ===========     ===========     ===========      ===========


                         See accountant's review report.

                                   DYNCOM INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)
                                 Indirect Method

                                                              For the
                                                            Nine Months        For the       July 2, 1997
                                                               Ended          Year Ended   (Inception) thru
                                                           September 30,     December 31,    September 30,
                                                                2000             1999             2000
                                                           -------------     -----------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Adjustments to reconcile net loss to net cash
    used in operating activities:
  Net (Loss)                                                $  (779,489)     $  (386,284)     $(1,155,257)
    Depreciation and amortization                                 4,767            1,936            8,693
   Changes in assets and liabilities:
     Decrease (Increase) in accounts receivable                     342             (773)          (1,486)
     (Increase) in prepaid expenses                                (374)          (1,300)          (8,843)
     Increase in accounts payables and accrued expenses         759,743          207,469          378,207
     Increase in interest payable                                    --            5,056            5,056
     Increase in accrued salaries payable                        70,273           64,566          134,839
                                                            -----------      -----------      -----------
                                                                232,751          276,954          516,466
                                                            -----------      -----------      -----------
Net Cash Used in Operating Activities                          (544,738)        (109,330)        (638,791)
                                                            -----------      -----------      -----------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                            (17,009)          (8,823)         (31,638)
  Proceeds from sale of marketable securities                   117,150               --          117,150
                                                            -----------      -----------      -----------
Net Cash Used In Investing Activities                           100,141           (8,823)          85,512
                                                            -----------      -----------      -----------

CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                  220,130           56,500          267,410
   Proceeds from  the issuance of common shares                 395,000           61,770          458,800
                                                            -----------      -----------      -----------
Net Cash Provided By Financing Activities                       600,273          118,270          729,210
                                                            -----------      -----------      -----------

Increase (Decrease) in Cash                                     155,676              117          156,191

Cash and Cash Equivalents - Beginning of period                     515              398               --
                                                            -----------      -----------      -----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                   $   156,191      $       515      $   156,191
                                                            ===========      ===========      ===========

Supplemental Cash Flow Information:
 Cash paid during period for:
  Interest paid                                             $        --      $        --      $        --
                                                            ===========      ===========      ===========
  Taxes paid                                                $        --      $        --      $        --
                                                            ===========      ===========      ===========

Non-cash

                         See accountant's review report.

                                   DYNCOM INC.
                            Statements of Operations
                                   (Unaudited)

                                Three Months Ended                Nine Months Ended
                                    September 30,                   September 30,
                              ------------------------        ------------------------
                                  2000         1999               2000         1999
                              ----------    ----------        ----------    ----------

INCOME                        $    1,012    $    1,130        $    2,962    $    6,040

OPERATING EXPENSES:
Sales and marketing                   --            --                --            --
General and administrative       199,806        51,941           829,510        90,712
                              ----------    ----------        ----------    ----------
Total Operating Expenses         199,806        51,941           829,510        90,712
                              ----------    ----------        ----------    ----------

NET LOSS FROM OPERATIONS        (198,794)      (50,811)         (826,548)      (84,672)
                              ----------    ----------        ----------    ----------

OTHER INCOME:
 Gain on sale of investments          --            --            47,059            --
                              ----------    ----------        ----------    ----------

NET LOSS                      $ (198,794)   $  (50,811)       $ (779,489)   $  (84,672)
                              ==========    ==========        ==========    ==========

Weighted average number of
  shares outstanding          $4,200,866     3,176,700         4,398,117     2,653,722

Net Loss Per Share            $    (0.05)   $    (0.02)       $    (0.18)   $    (0.03)
                              ==========    ==========        ==========    ==========

* Less than $0.01 per share

                        See accountant's review report.

                                  DYNCOM INC.
                         NOTES TO FINANCIAL STATEMENTS

1. PRESENTATION OF INTERIM INFORMATION

     In the opinion of the management of DynCom Inc., the accompanying unaudited financial statements include all normal adjustments considered necessary to present fairly the financial position as of September 30, 2000, and the results of operations for the three months and nine months ended September 30, 2000 and 1999, and cash flows for the nine months ended September 30, 2000. Interim results are not necessarily indicative of results for a full year.

     The financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's audited financial statements and notes for the fiscal year ended December 31, 1999.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
DynCom Inc.
Ft. Collins, Colorado

We have audited the accompanying balance sheets of DynCom Inc. (A Development Stage Company) as of December 31, 1999 and 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period July 2, 1997 (inception), through December 31, 1999, and the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DynCom Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for the period, July 2, 1997 (inception) through December 31, 1999 and the fiscal years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is in the development stage, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. As of December 31, 1999, the Company has lost $390,590 from operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Michael Johnson & Co., LLC

Michael Johnson & Co., LLC
Denver, Colorado
April 23, 2000

                                   DYNCOM INC.
                          (A Development Stage Company)

                              Financial Statements
                            December 31, 1999 & 1998

                                   DYNCOM INC
                         (A Development Stage Company)
                                 Balance Sheets
                                  December 31,

                                                                          1999           1998
                                                                     ---------      ---------
ASSETS:
CURRENT ASSETS:
  Cash                                                               $     515      $     398
  Accounts receivable                                                    1,828          1,055
  Prepaid expense and deposits                                           1,300             --
                                                                     ---------      ---------
     Total Current Assets                                                3,643          1,453
                                                                     ---------      ---------

INVESTMENTS:                                                           300,000             --
                                                                     ---------      ---------

FIXED ASSETS:
  Computer equipment                                                    10,952          6,018
  Office furniture and equipment                                         2,222            488
  Leasehold improvements                                                 2,155             --
                                                                     ---------      ---------
                                                                        15,329          6,506
                                                                     ---------      ---------
  Less: Accumulated depreciation                                        (4,249)        (2,313)
                                                                     ---------      ---------
  Fixed assets - net                                                    11,080          4,193
                                                                     ---------      ---------

TOTAL ASSETS                                                         $ 314,723      $   5,646
                                                                     =========      =========

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                              $ 209,054      $   1,585
  Accrued salaries payable                                              64,566             --
  Interest payable                                                       5,056             --
  Notes payable - current portion                                       59,137             --
                                                                     ---------      ---------
    Total Current Liabilities                                          337,813          1,585
                                                                     ---------      ---------

LONG-TERM DEBT:
  Notes payable                                                          3,000          5,637
                                                                     ---------      ---------
                                                                         3,000          5,637
                                                                     ---------      ---------

TOTAL LIABILITIES                                                      340,813          7,222
                                                                     ---------      ---------

STOCKHOLDERS' DEFICIT:
  Common stock, no par value; 100,000,000
    shares authorized; 4,276,700 and 2,000,000 shares issued
     and outstanding at December 31, 1999 and 1998, respectively       364,500          3,000
  Preferred stock, non-voting, 5,000,000 shares
    authorized, none issued and outstanding                                 --             --
  Share subscription receivable                                             --           (270)
  Deficit accumulated during the development stage                    (390,590)        (4,306)
                                                                     ---------      ---------

TOTAL STOCKHOLDERS' DEFICIT                                            (26,090)        (1,576)
                                                                     ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                          $ 314,723      $   5,646
                                                                     =========      =========

   The accompanying notes are an integral part of these financial statements.

                                   DYNCOM INC.
                         (A Development Stage Company)
                            Statements of Operations

                                           For the          For the        July 2, 1997
                                          Year Ended       Year Ended    (Inception) thru
                                         December 31,     December 31,     December 31,
                                             1999             1998             1999
                                         ------------     ------------   ----------------


REVENUES:                                $     4,852      $    19,296      $    37,389


OPERATING EXPENSES:
  Sales and marketing                             --            9,875            9,875
  General and administrative                 391,311           13,370          418,279
                                         -----------      -----------      -----------
Total Operating Expenses                     391,311           23,245          428,154
                                         -----------      -----------      -----------

                                         -----------      -----------      -----------
Net Loss from Operations                    (386,459)          (3,949)        (390,765)
                                         -----------      -----------      -----------

                                         -----------      -----------      -----------
Other Income                                     175               --              175
                                         -----------      -----------      -----------

NET LOSS                                 $  (386,284)     $    (3,949)     $  (390,590)
                                         ===========      ===========      ===========

Weighted average number of
  shares outstanding                       2,656,671        1,983,333
                                         ===========      ===========

Basic and diluted net loss per share     $     (0.14)     $     (0.01)
                                         ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                   DYNCOM INC.
                         (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity

                                                                                               Deficit
                                                                                             Accumulated
                                                        Common Stock             Share        During the
                                                   -----------------------    Subscription   Development
                                                     Shares        Amount      Receivable       Stage          Totals
                                                   ---------     ---------    ------------   -----------     ----------
Balance - July 2, 1997                                    --     $      --     $      --      $      --      $      --

Stock issued for cash, equipment, and supplies     1,800,000         3,000          (270)            --          2,730
Net loss for period                                       --            --            --           (357)          (357)
                                                   ---------     ---------     ---------      ---------      ---------
Balance - December 31, 1997                        1,800,000         3,000          (270)          (357)         2,373
                                                   ---------     ---------     ---------      ---------      ---------

Stock issued to member of Board of Directors         200,000            --            --             --             --
Net loss for year                                         --            --            --         (3,949)        (3,949)
                                                   ---------     ---------     ---------      ---------      ---------
Balance - December 31, 1998                        2,000,000         3,000          (270)        (4,306)        (1,576)
                                                   ---------     ---------     ---------      ---------      ---------

Stock issued for loan consideration                   50,200            --            --             --             --
Stock issued for advisory council                     60,000            --            --             --             --
Stock issued to members of Board of Directors      1,005,000            --            --             --             --
Stock issued for cash                                 61,500        61,500           270             --         61,770
Stock issued for investments                       1,100,000       300,000            --             --        300,000
Net loss for year                                         --            --            --       (386,284)      (386,284)
                                                   ---------     ---------     ---------      ---------      ---------
Balance - December 31, 1999                        4,276,700     $ 364,500     $      --      $(390,590)     $ (26,090)
                                                   =========     =========     =========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                  DYNCOM INC.
                         (A Development Stage Company)
                            Statements of Cash Flows
                                Indirect Method

                                                             For the        For the      July 2, 1997
                                                            Year Ended     Year Ended  (Inception) thru
                                                           December 31,   December 31,   December 31,
                                                               1999           1998           1999
                                                           ------------   ------------ ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Adjustments to reconcile net loss to net cash
    used in operating activities:
  Net (Loss)                                                $(386,284)     $  (3,949)     $(390,590)
    Depreciation and amortization                               1,936          1,274          4,249
    Changes in assets and liabilities:
     Decrease (Increase) in accounts receivable                  (773)        (1,055)        (1,828)
     (Increase) in prepaid expenses                            (1,300)            --         (1,300)
     Increase in accounts payables and accrued expenses       207,469          1,759        209,054
     Increase in interest payable                               5,056             --          5,056
     Increase in accrued salaries payable                      64,566             --         64,566
                                                            ---------      ---------      ---------
                                                              276,954          1,978        279,797
                                                            ---------      ---------      ---------
Net Cash Used in Operating Activities                        (109,330)        (1,971)      (110,793)
                                                            ---------      ---------      ---------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                           (8,823)            --        (14,629)
                                                            ---------      ---------      ---------
Net Cash Used In Investing Activities                          (8,823)            --        (14,629)
                                                            ---------      ---------      ---------

CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                 56,500             --         62,137
   Proceeds from  the issuance of common shares                61,770             --         63,800
                                                            ---------      ---------      ---------
Net Cash Provided By Financing Activities                     118,270             --        125,937
                                                            ---------      ---------      ---------

Increase (Decrease) in Cash                                       117         (1,971)           515

Cash and Cash Equivalents - Beginning of period                   398          2,369             --
                                                            ---------      ---------      ---------

CASH AND CASH EQUIVALENTS - END OF PERIOD                   $     515      $     398      $     515
                                                            =========      =========      =========


Supplemental Cash Flow Information:
 Cash paid during period for:
  Interest paid                                             $      --      $      --      $      --
                                                            =========      =========      =========
  Taxes paid                                                $      --      $      --      $      --
                                                            =========      =========      =========

Non-cash

   The accompanying notes are an integral part of these financial statements.

                                   DynCom Inc.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                December 31, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         ORGANIZATION

         Dynamic Commerce, Inc. (the Company) was incorporated on July 2, 1997 under the laws of the State of Colorado. On June 10, 1999, the Board of Directors changed the name to DynCom Inc. The Company is primarily engaged in developing internet commerce solutions and products for businesses and consumers, and raising equity funding.

         The Company's fiscal year end is December 31.

         BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

         The Company has not earned significant revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

         BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is computed on the straight-line method over the following estimated useful lives:

                  Office furniture and equipment              5 years
                  Leasehold improvements                      5 years

         REVENUE RECOGNITION

         Product Sales are sales of on-line products. Revenue is recognized at the time of sale. Accounts Receivable are written off when deemed uncollectible.

                                   DynCom Inc.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                December 31, 1999

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

         SOFTWARE DEVELOPMENT COSTS

         The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. Through December 31, 1999, all software development costs have been charged to general and administrative expense in the accompanying statements of operations.

         NET EARNING (LOSS) PER SHARE

         Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

NOTE 2 - INVESTMENTS:

         OMICRON TECHNOLOGIES, INC.

         On October 19, 1999, the Company exchanged 600,000 shares of its common stock with Omicron Technologies, Inc., a publicly traded company trading OTC on the Electronic Bulletin Board of the NASDAQ Stock Exchange for 200,000 restricted common stock of Omicron Technologies, Inc. valued at $.30 per share for an aggregate purchase price of $60,000. Additionally, the Company granted Omicron 600,000 share warrants at $1.00 per share for a period of one year expiring on October 19, 2000.

         SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC.

         On September 30, 1999, the Company exchanged with 500,000 shares of its common stock for 160,000 restricted common stock of Schimatic Cash Transactions Network.Com, Inc held in trust by Herbert M. Goldman Trust, valued at $1.50 per share for an aggregate purchase price of $240,000. Schimatic Cash Transactions Network.Com, Inc is a publicly traded company trading OTC on the Electronic Bulletin Board of the NASDAQ Stock Exchange.

                                   DynCom Inc.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                December 31, 1999

NOTE 3 - RELATED PARTY TRANSACTIONS:

         NOTES PAYABLE - SHAREHOLDERS

         Notes payable consist of the following at December 31, 1999:

         Notes Payable to officers of Company, interest at 8%, due on
           demand, unsecured                                                    $31,137
         Notes Payable to individuals, interest at 8%, due on various dates
           from February to June 2000, unsecured                                 31,000

         Less: current portion of notes payable                                  (3,000)
                                                                                -------
                                                                                $59,137
                                                                                =======

         The President and other executive officers of the Company provided services, equipment and furniture, and advanced cash to the Company for operations. Certain of these transactions resulted in notes being issued to such executive officers that were still outstanding at December 31, 1999. Notes payable to officers are unsecured and bear interest at 8%.

         ACCRUED SALARIES PAYABLE

         Accrued salaries payable to the employees of the Company bear interest at the rate of 8% per annum until paid. The Company expects that funds will be available to pay such salaries in the forthcoming year.

NOTE 4 - INCOME TAXES:

         The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 ("SFAS 109"), "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

         The Company has deferred income tax assets that have been fully reserved as follows:

             Deferred tax assets
             Net operating loss carryforwards                       $ 390,590
             Valuation allowance for deferred tax assets             (390,590)
                                                                    ---------
             Net deferred tax assets                                $      --
                                                                    =========

         At December 31, 1999, the Company had net operating loss carryforwards of approximately $390,590 for federal income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2013. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

                                   DynCom Inc.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                December 31, 1999

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

         During May 1999, the Company entered into a three year non-cancelled operating lease for office space. The lease commenced June 1, 1999 and expires May 31, 2002 and includes an option to renew the agreement for an additional three-year period. Monthly payments are $1,269 and rental lease payments for 1999 were $12,828.

         Future minimum lease payments required under the non-cancelable operating lease is as follows at December 31, 1999:

                         2000                $ 15,228
                         2001                  15,228
                         2002                   6,345
                                             --------
                                             $ 36,801
                                             ========

NOTE 6 - STOCK OPTIONS

         On May 15, 1999, the Board of Directors approved the Directors and Advisors Option Plan which provides for the issuance of options to purchase up to 20,500 of the Company's common stock at an exercise price of $.10 per share. Each of the Directors elected at the 1999 Annual Meeting of Shareholders, and advisors participating on advisory boards or committees, are eligible to receive the options. Options may be granted under the Directors and Advisors Option Plan for services until the 2000 Annual Meeting of Shareholders. Options subject to issuance under the plan expire on the business day prior to the 2001 Annual Meeting of Shareholders.

         Additionally, on May 15, 1999, the Board of Directors approved the Officers and Advisors Option Plan. This plan provides that the Company's officers, who were elected by the Board of Directors following the 1999 Annual Meeting of Shareholders, and the Company's Advisors and Employees, may receive options to purchase up to a total of 300,000 shares of the Company's common stock at an exercise price of $.10 per share. Options issued under the plan are non-qualified and expire on business day preceding the 2001 Annual Meeting of Shareholders. No options have been granted under the plan as of December 31, 1999.

         On May 29, 1999, the Board of Directors approved the Shareholders Option Plan. The Shareholders Option Plan is non-qualified and grants an option to purchase one share of the Company's common stock for every five shares held by shareholders of record on May 29, 1999. There are a total of 533,600 common share subject to option under the plan. The options expire on the business day preceding the Annual Meeting of Shareholders in 2002. The options are exercisable at the lower of $.70 per share or, if the shares become publicly traded, at 70% of the average price of shares traded on the day the option is exercised. Options for the 533,600 shares of common share are outstanding at December 31, 1999 and have a weighted average exercise price of $.70 per share.

         Pursuant to the Directors and Advisors, and Officers and Advisors, Options Plans, the Company has granted options to purchase shares of common stock to employees, directors, consultants, and investors at prices not less than 100% of the fair market value, as determined by the Board of Directors, at date of grant. Options are immediately exercisable and expire as indicated above. A summary of the Company's stock options is presented below:

                                   DynCom Inc.
                          (A Development Stage Company)
                          Notes To Financial Statements
                                December 31, 1999

NOTE 6 - STOCK OPTIONS

                                                               Weighted-Average
                                                     Number     Exercise Price
                                                   of Shares       per share
                                                   ---------   ----------------
         Balance, December 31, 1998............            0         $.00
         Granted...............................      854,100          .47
         Exercised.............................            0          .00
         Canceled..............................            0          .00
                                                    --------         ----
         Balance, December 31, 1999............      854,100         $.47
                                                    ========         ====

NOTE 7 - GOING CONCERN:

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has experienced significant losses from limited start-up operations. As shown in the financial statements, the Company incurred a net loss of $386,284 in 1999.

         The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

                                    PART III

ITEM 1.                        INDEX TO EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  3A *            Articles of Incorporation

  3B *            Restated Articles of Incorporation

  3C *            Bylaws

 10A *            Avanti Agreement

 10B *            MXM Agreement

 10C *            IBM Agreement

         *Previously filed

ITEM 2. DESCRIPTION OF EXHIBITS.

   3A             Original Articles of Incorporation filed on July 2, 1997

   3B             Restated Articles of Incorporation filed on June 10, 1999

   3C Our Bylaws, originally adopted on July 7, 1997, revised on June 8, 1999, and republished and approved on July 25, 2000.

  10A             The Avanti Agreement was executed on August 11, 2000.

  10B             The MXM Agreement was executed in November, 2000.

  10C             The IBM Agreement was executed on October 6, 1999.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      DynCom Inc.


Dated:  12/6/2000                     By: /s/ Curt D. Jansen
        ---------                         -------------------------------------
                                          Curt D. Jansen
                                          President and Chief Executive Officer


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                             CHIEF FINANCIAL OFFICER


Dated:  12/6/2000                     By: /s/ Michael B. Maw
        ---------                         -------------------------------------
                                          Michael B. Maw
                                          CFO, Secretary, Treasurer
                                            and Director


Dated:  12/6/2000                     By: /s/ Charles J. Caserta
        ---------                         -------------------------------------
                                          Charles J. Caserta
                                          Director

Dated:                                By:
        ---------                         -------------------------------------
                                          Jay D. Ellenby
                                          Director

Dated:  12/6/2000                     By: /s/ Herbert M. Goldman
        ---------                         -------------------------------------
                                          Herbert M. Goldman
                                          Director

Dated:  12/6/2000                     By: /s/ Curt D. Jansen
        ---------                         -------------------------------------
                                          Curt D. Jansen
                                          President, Chief Executive Officer,
                                            and Director

Dated:  12/6/2000                     By: /s/ Michael B. Maw
        ---------                         -------------------------------------
                                          Michael B. Maw
                                          Chief Financial Officer, Secretary,
                                            Treasurer and Director

Dated:                                By:
        ---------                         -------------------------------------
                                          Andrew W. Tarbox
                                          Director

Dated:  12/6/2000                     By: /s/ Fred D. Ziegler
        ---------                         -------------------------------------
                                          Fred D. Ziegler
                                          Chairman of the Board and Director